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                                      UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D
                        Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)(1)
                             -------------------------------
                                   CELADON GROUP, INC.
                                    (Name of Issuer)

                              Common Stock, $.033 par value
                             (Title of Class of Securities)

                                       150838 10 0
                                     (CUSIP Number)
                            --------------------------------
                                   Howard Kailes, Esq.
                              Krugman, Chapnick & Grimshaw
                                Park 80 West - Plaza Two
                             Saddle Brook, New Jersey 07663
                                     (201) 845-3434
                (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)
                             -------------------------------

                                      July 3, 1996
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

       ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

---------------------
(1) Constitutes Amendment No. 3 to Schedule 13G filed jointly by
Hanseatic Corporation, Paul Biddelman and Wolfgang Traber.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     995,056 (see footnote 1)

8    SHARED VOTING POWER

     (see footnote 2)

9    SOLE DISPOSITIVE POWER

     995,056 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     995,056 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     (see footnote 2)

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO


-----------------

(1) Includes 12,121 shares issuable upon exercise of outstanding warrants.

(2) Excludes an aggregate of approximately 998,315 shares (the "Russell Shares") beneficially owned by Stephen Russell (including 40,001 shares issuable upon exercise of outstanding options exercisable within 60 days), as reported in the Annual Report on Form 10-K of Celadon Group, Inc. for the fiscal year ended June 30, 1996. The Russell Shares are subject to a stockholders' agreement among Celadon Group, Inc., Hanseatic Corporation and Stephen Russell.

(3) Based upon an aggregate of 7,632,580 shares outstanding at September 17, 1996.


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CUSIP NO.  150838 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wolfgang Traber

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)
          -----

       (b)
          -----

3      SEC USE ONLY

4      SOURCE OF FUNDS*

       Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

       -----

6      CITIZENSHIP OR PLACE OR ORGANIZATION

       Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7      SOLE VOTING POWER

       --

8      SHARED VOTING POWER

       995,056 (see footnotes 1 and 2)

9      SOLE DISPOSITIVE POWER

       --

10     SHARED DISPOSITIVE POWER

       995,056 (see footnotes 1 and 2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       995,056 (see footnotes 1 and 2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

       (see footnote 2)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.0% (see footnote 3)

14     TYPE OF REPORTING PERSON*

       IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)    Excludes the Russell Shares.

(3) Based upon an aggregate of 7,632,580 shares outstanding at September 17, 1996.


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
CUSIP NO.  150838 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Paul A. Biddelman

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)
          -----

       (b)
          -----

3      SEC USE ONLY

4      SOURCE OF FUNDS*

       Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

       -----

6      CITIZENSHIP OR PLACE OR ORGANIZATION

       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7      SOLE VOTING POWER

       16,168 (see footnote 1)

8      SHARED VOTING POWER

       995,056 (see footnotes 2 and 3)

9      SOLE DISPOSITIVE POWER

       16,168 (see footnote 1)

10     SHARED DISPOSITIVE POWER

       995,056 (see footnotes 2 and 3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,011,224 (see footnotes 1, 2 and 3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

       (see footnote 2)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.2% (see footnote 4)

14     TYPE OF REPORTING PERSON*

       IN

---------------
(1) Represents shares issuable upon exercise of outstanding options exercisable within 60 days.

(2) Represents shares beneficially owned by Hanseatic Corporation; the undersigned is the treasurer of Hanseatic Corporation and its designee on the board of directors of Celadon Group, Inc.

(3)    Excludes the Russell Shares.

(4) Based upon an aggregate of 7,632,580 shares outstanding at September 17, 1996.

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                                      INTRODUCTION

       Pursuant to Reg. Section 240.13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 to Schedule 13D restates Item 5 of the Statement on
Schedule 13D dated July 3, 1996 filed jointly by Hanseatic Corporation ("Hanseatic"), Wolfgang Traber ("Traber") and Paul A. Biddelman ("Biddelman"), which reported the acquisition of 548,314 shares of the common stock, $.033 par value (the "Common Stock"), of Celadon Group, Inc. (the "Corporation") pursuant to a stock purchase agreement dated July 3, 1996 (the "Stock Purchase Agreement") among Leonard R. Bennett ("Bennett") and Peter Bennett and, individually and as agent, Stephen Russell ("Russell") and Hanseatic, and the amendment by the Corporation, Russell, Bennett and Hanseatic to the stockholders agreement dated October 8, 1992 (as amended, the "Stockholders Agreement").


Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

       (a) As of October 2, 1996, Hanseatic beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 995,056 shares (the "Shares") of Common Stock, including 12,121 shares issuable upon exercise of warrants (the "Warrants") held by Hanseatic, constituting, to the best of the knowledge of Hanseatic, 13.0% of the issued and outstanding shares of Common Stock. Such shares exclude approximately 998,315 shares beneficially owned by Russell (including 40,001 shares issuable upon exercise of outstanding stock options exercisable within 60 days) subject to the Stockholders Agreement.

              Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares, constituting, to the best of the knowledge of Traber, 13.0% of the issued and outstanding shares of Common Stock.

              Biddelman is the Treasurer of Hanseatic, and, accordingly, may be deemed beneficially to own the Shares in addition to 16,168 shares (the "Option Shares") of Common Stock issuable upon exercise of options granted by the Corporation under its 1994 Employee Stock Option Plan and exercisable within 60 days, in the aggregate constituting, to the best of the knowledge of Biddelman, 13.2% of the issued and outstanding shares of Common Stock.

       (b) Excluding any effect of the relationships set forth under the Stockholders Agreement, Hanseatic has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 995,056 shares of Common Stock.

              Excluding any effect of the relationships set forth under the Stockholders Agreement, Traber has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 995,056 shares of Common Stock.

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              Excluding any effect of the relationships set forth under
the Stockholders Agreement, Biddelman has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, the Option Shares, and shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 995,056 shares of Common Stock.

       (c) On July 3, 1996, Hanseatic acquired an additional 548,314 shares of Common Stock pursuant to the privately negotiated Stock Purchase Agreement for an aggregate purchase price of $4,934,826.
All of such shares were acquired on behalf of Hanseatic Americas
LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners LLC, a Delaware limited liability company in which Hanseatic is the sole managing member.

       (d) Hanseatic Americas LDC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, an aggregate of 946,021 shares of Common Stock beneficially owned by Hanseatic, constituting approximately 12.4% of the outstanding Common Stock. In addition, certain clients of Hanseatic who provided funds for the purchase price of the 9.25% Senior Subordinated Note dated October 8, 1992 (the "Note") issued by the Corporation to Hanseatic together with the Warrants have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the additional shares of Common Stock beneficially owned by Hanseatic which were obtained upon conversion of the Note in February 1994. No such client's interest in such dividends or proceeds relate to more than five per cent of the outstanding Common Stock. The foregoing excludes the effect of the relationship set forth under the Stockholders Agreement covering shares held by Russell.

       (e)    Not applicable.


Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

       Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)












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                                        SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1996                   HANSEATIC CORPORATION



                                         By s/Paul A. Biddelman
                                           ----------------------------
                                           Paul A. Biddelman, Treasurer


Dated: October 2, 1996
                                         s/Wolfgang Traber
                                         ------------------------------
                                         Wolfgang Traber


       Dated: October 2, 1996

                                                s/Paul A. Biddelman
                                                ------------------------------
                                                Paul A. Biddelman


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                                    INDEX TO EXHIBITS


       Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)